Exhibit 99.1

FOR IMMEDIATE RELEASE	December 9, 2025

DESCARTES ANNOUNCES TSX ACCEPTANCE OF NORMAL COURSE ISSUER BID

WATERLOO, Ontario and ATLANTA, Georgia -- The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) today announced that the Toronto Stock Exchange (the TSX) has accepted Descartes’ notice to launch a Normal Course Issuer Bid (the Bid).

Under the Bid, Descartes may repurchase on the open market, at its discretion during the period commencing on December 11, 2025 and ending on the earlier of December 10, 2026 and the completion of purchases under the Bid, up to 8,568,582 common shares, representing approximately 10% of the "public float" (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids.

Under TSX rules, the average daily trading volume of the common shares on the TSX during the six months ended November 30, 2025 was approximately 204,706 and, accordingly, daily purchases on the TSX pursuant to the Bid will be limited to 51,176 common shares, other than purchases made pursuant to the block purchase exception. The actual number of common shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by the management of Descartes, subject to applicable laws and the rules of the TSX. In accordance with TSX rules, the maximum number of common shares which may be repurchased for cancellation under the Bid will be reduced by the number of common shares purchased by non-independent brokers for delivery pursuant to stock-based compensation plans.

Purchases are expected to be made through the facilities of the TSX, Nasdaq, other designated exchanges and/or alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators, at prevailing market prices. The Bid will be funded using existing cash resources and any common shares repurchased by Descartes under the Bid will be cancelled.
Descartes has also agreed to the form of an automatic share purchase plan (an ASPP) with a designated broker to allow for the purchase of common shares under the Bid at times when Descartes would ordinarily not be permitted to purchase shares due to regulatory restrictions or self-imposed blackout periods. The ASPP has been cleared by the TSX and will be entered into in connection with the commencement of the Bid.
As of November 30, 2025, Descartes had 85,986,823 issued and outstanding common shares and a "public float" (within the meaning of the rules of the TSX) of 85,685,826 common shares.
Descartes believes that (i) the purchases will be in the best interests of Descartes and constitute a desirable use of its funds and (ii) the Bid will provide the flexibility to manage Descartes’ capital position while generating value for shareholders.

About Descartes Systems Group

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to: Descartes’ intention to commence the Bid; the timing, quantity and funding of any purchases of common shares under the Bid; the expected facilities through which any such purchases may be made; and other matters. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: Descartes’ view with respect to its financial condition and prospects; the stability of general economic and market conditions and currency exchange rates; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding common shares under the Bid; the existence of potentially superior uses for Descartes’ cash resources than common share repurchases; compliance by third parties with their contractual obligations; compliance with applicable laws and regulations pertaining to the Bid; that we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. While management believes these assumptions to be reasonable under the circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding common shares under the Bid; compliance with applicable laws and regulations pertaining to normal course issuer bids; a reduction in the size of our "public float" as a result of repurchases made under the Bid; Descartes’ future capital requirements; market and general economic conditions; demand for our customers' products; and unforeseen legal or regulatory developments, as well as the factors discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed annual and subsequent interim Management's Discussion and Analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.